UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Peak Resorts Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70469L100

(CUSIP Number)

November 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	70469L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Romberger Scott W. 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1183432

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1183432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1183432

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO , OO
FOOTNOTES

This Schedule 13G is being filed by Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor, Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II and Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor (collectively, the “Trusts”) and Scott Romberger, Bradley Leber and Alex Snyder (collectively, the “Trustees”), co-trustees of each Trust. The Reporting Persons expressly disclaim status as a “group” under Rule 13d-5 for the purposes of this Schedule 13G.

Prior to November 21, 2018, the Trusts were the sole shareholders of Snow Time, Inc. (“Snow Time”). On November 21, 2018, Peak Resorts, Inc. (the “Company”) completed its acquisition of Snow Time. Pursuant to the terms of the transaction, the Company paid approximately $70 million in cash consideration to the Trusts and issued approximately 1.18 million shares of its common stock to the Trusts at a price of $5.07 per share, for total consideration of approximately $76.0 million.

Pursuant to the “Rule of 3” none of the Trustees deems himself to be the beneficial owner of the shares subject to the Trusts inasmuch as all decisions to vote or dispose of shares held by the Trust require approval of a majority of the Trustees, and such beneficial ownership is thereby disclaimed.

As to the Trusts, although each Trust acquired its shares in the Company in the same transaction and has the same trustees, the Trustees have not agreed to act together as to the shares held by the Trusts and will act in the best interests of the beneficiary of each Trust separately and without consideration of the beneficiaries of the other Trusts, i.e. the Trusts have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the shares of the Company within the meaning of Rule 13d-5(b)(1). Thus, each of the Trusts disclaims beneficial ownership of the shares held by the other Trusts.

Despite the disclaimers of beneficial ownership and group status herein, such that no Reporting Person has beneficial ownership of over 5% of the Company’s outstanding shares, this Schedule 13G is being filed out of an abundance of caution to report the beneficial ownership in the shares by each Trusts and the Trustees thereof.

Percentage rounded to the nearest tenth and based upon 15,227,562 shares of common stock outstanding as of July 19, 2019, as disclosed in the Agreement and Plan of Merger, dated as of July 20, 2019, by and among Vail Holdings, Inc., VRAD Holdings, Inc., Peak Resorts, Inc. and, solely for the purposes stated in Section 9.14, Vail Resorts, Inc. (the “Merger Agreement”), attached as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2019.

CUSIP No.	70469L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

378698

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

378698

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378698

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO , OO
FOOTNOTES

This Schedule 13G is being filed by Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor, Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II and Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor (collectively, the “Trusts”) and Scott Romberger, Bradley Leber and Alex Snyder (collectively, the “Trustees”), co-trustees of each Trust. The Reporting Persons expressly disclaim status as a “group” under Rule 13d-5 for the purposes of this Schedule 13G.

Prior to November 21, 2018, the Trusts were the sole shareholders of Snow Time, Inc. (“Snow Time”). On November 21, 2018, Peak Resorts, Inc. (the “Company”) completed its acquisition of Snow Time. Pursuant to the terms of the transaction, the Company paid approximately $70 million in cash consideration to the Trusts and issued approximately 1.18 million shares of its common stock to the Trusts at a price of $5.07 per share, for total consideration of approximately $76.0 million.

Pursuant to the “Rule of 3” none of the Trustees deems himself to be the beneficial owner of the shares subject to the Trusts inasmuch as all decisions to vote or dispose of shares held by the Trust require approval of a majority of the Trustees, and such beneficial ownership is thereby disclaimed.

As to the Trusts, although each Trust acquired its shares in the Company in the same transaction and has the same trustees, the Trustees have not agreed to act together as to the shares held by the Trusts and will act in the best interests of the beneficiary of each Trust separately and without consideration of the beneficiaries of the other Trusts, i.e. the Trusts have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the shares of the Company within the meaning of Rule 13d-5(b)(1). Thus, each of the Trusts disclaims beneficial ownership of the shares held by the other Trusts.

Despite the disclaimers of beneficial ownership and group status herein, such that no Reporting Person has beneficial ownership of over 5% of the Company’s outstanding shares, this Schedule 13G is being filed out of an abundance of caution to report the beneficial ownership in the shares by each Trusts and the Trustees thereof.

Percentage rounded to the nearest tenth and based upon 15,227,562 shares of common stock outstanding as of July 19, 2019, as disclosed in the Agreement and Plan of Merger, dated as of July 20, 2019, by and among Vail Holdings, Inc., VRAD Holdings, Inc., Peak Resorts, Inc. and, solely for the purposes stated in Section 9.14, Vail Resorts, Inc. (the “Merger Agreement”), attached as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2019.

CUSIP No.	70469L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

426036

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

426036

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

426036

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO , OO
FOOTNOTES

This Schedule 13G is being filed by Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor, Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II and Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor (collectively, the “Trusts”) and Scott Romberger, Bradley Leber and Alex Snyder (collectively, the “Trustees”), co-trustees of each Trust. The Reporting Persons expressly disclaim status as a “group” under Rule 13d-5 for the purposes of this Schedule 13G.

Prior to November 21, 2018, the Trusts were the sole shareholders of Snow Time, Inc. (“Snow Time”). On November 21, 2018, Peak Resorts, Inc. (the “Company”) completed its acquisition of Snow Time. Pursuant to the terms of the transaction, the Company paid approximately $70 million in cash consideration to the Trusts and issued approximately 1.18 million shares of its common stock to the Trusts at a price of $5.07 per share, for total consideration of approximately $76.0 million.

Pursuant to the “Rule of 3” none of the Trustees deems himself to be the beneficial owner of the shares subject to the Trusts inasmuch as all decisions to vote or dispose of shares held by the Trust require approval of a majority of the Trustees, and such beneficial ownership is thereby disclaimed.

As to the Trusts, although each Trust acquired its shares in the Company in the same transaction and has the same trustees, the Trustees have not agreed to act together as to the shares held by the Trusts and will act in the best interests of the beneficiary of each Trust separately and without consideration of the beneficiaries of the other Trusts, i.e. the Trusts have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the shares of the Company within the meaning of Rule 13d-5(b)(1). Thus, each of the Trusts disclaims beneficial ownership of the shares held by the other Trusts.

Despite the disclaimers of beneficial ownership and group status herein, such that no Reporting Person has beneficial ownership of over 5% of the Company’s outstanding shares, this Schedule 13G is being filed out of an abundance of caution to report the beneficial ownership in the shares by each Trusts and the Trustees thereof.

Percentage rounded to the nearest tenth and based upon 15,227,562 shares of common stock outstanding as of July 19, 2019, as disclosed in the Merger Agreement.

CUSIP No.	70469L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsyvlania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

378698

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

378698

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378698

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO , OO
FOOTNOTES

This Schedule 13G is being filed by Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor, Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II and Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor (collectively, the “Trusts”) and Scott Romberger, Bradley Leber and Alex Snyder (collectively, the “Trustees”), co-trustees of each Trust. The Reporting Persons expressly disclaim status as a “group” under Rule 13d-5 for the purposes of this Schedule 13G.

Prior to November 21, 2018, the Trusts were the sole shareholders of Snow Time, Inc. (“Snow Time”). On November 21, 2018, Peak Resorts, Inc. (the “Company”) completed its acquisition of Snow Time. Pursuant to the terms of the transaction, the Company paid approximately $70 million in cash consideration to the Trusts and issued approximately 1.18 million shares of its common stock to the Trusts at a price of $5.07 per share, for total consideration of approximately $76.0 million.

Pursuant to the “Rule of 3” none of the Trustees deems himself to be the beneficial owner of the shares subject to the Trusts inasmuch as all decisions to vote or dispose of shares held by the Trust require approval of a majority of the Trustees, and such beneficial ownership is thereby disclaimed.

As to the Trusts, although each Trust acquired its shares in the Company in the same transaction and has the same trustees, the Trustees have not agreed to act together as to the shares held by the Trusts and will act in the best interests of the beneficiary of each Trust separately and without consideration of the beneficiaries of the other Trusts, i.e. the Trusts have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the shares of the Company within the meaning of Rule 13d-5(b)(1). Thus, each of the Trusts disclaims beneficial ownership of the shares held by the other Trusts.

Despite the disclaimers of beneficial ownership and group status herein, such that no Reporting Person has beneficial ownership of over 5% of the Company’s outstanding shares, this Schedule 13G is being filed out of an abundance of caution to report the beneficial ownership in the shares by each Trusts and the Trustees thereof.

Percentage rounded to the nearest tenth and based upon 15,227,562 shares of common stock outstanding as of July 19, 2019, as disclosed in the Merger Agreement.

CUSIP No.	70469L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bradley Leber 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1183432

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1183432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1183432

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO , OO
FOOTNOTES

This Schedule 13G is being filed by Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor, Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II and Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor (collectively, the “Trusts”) and Scott Romberger, Bradley Leber and Alex Snyder (collectively, the “Trustees”), co-trustees of each Trust. The Reporting Persons expressly disclaim status as a “group” under Rule 13d-5 for the purposes of this Schedule 13G.

Prior to November 21, 2018, the Trusts were the sole shareholders of Snow Time, Inc. (“Snow Time”). On November 21, 2018, Peak Resorts, Inc. (the “Company”) completed its acquisition of Snow Time. Pursuant to the terms of the transaction, the Company paid approximately $70 million in cash consideration to the Trusts and issued approximately 1.18 million shares of its common stock to the Trusts at a price of $5.07 per share, for total consideration of approximately $76.0 million.

Pursuant to the “Rule of 3” none of the Trustees deems himself to be the beneficial owner of the shares subject to the Trusts inasmuch as all decisions to vote or dispose of shares held by the Trust require approval of a majority of the Trustees, and such beneficial ownership is thereby disclaimed.

As to the Trusts, although each Trust acquired its shares in the Company in the same transaction and has the same trustees, the Trustees have not agreed to act together as to the shares held by the Trusts and will act in the best interests of the beneficiary of each Trust separately and without consideration of the beneficiaries of the other Trusts, i.e. the Trusts have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the shares of the Company within the meaning of Rule 13d-5(b)(1). Thus, each of the Trusts disclaims beneficial ownership of the shares held by the other Trusts.

Despite the disclaimers of beneficial ownership and group status herein, such that no Reporting Person has beneficial ownership of over 5% of the Company’s outstanding shares, this Schedule 13G is being filed out of an abundance of caution to report the beneficial ownership in the shares by each Trusts and the Trustees thereof.

Percentage rounded to the nearest tenth and based upon 15,227,562 shares of common stock outstanding as of July 19, 2019, as disclosed in the Merger Agreement.

CUSIP No.	70469L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alex Snyder 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1183432

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1183432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1183432

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO , OO
FOOTNOTES

This Schedule 13G is being filed by Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor, Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II and Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor (collectively, the “Trusts”) and Scott Romberger, Bradley Leber and Alex Snyder (collectively, the “Trustees”), co-trustees of each Trust. The Reporting Persons expressly disclaim status as a “group” under Rule 13d-5 for the purposes of this Schedule 13G.

Prior to November 21, 2018, the Trusts were the sole shareholders of Snow Time, Inc. (“Snow Time”). On November 21, 2018, Peak Resorts, Inc. (the “Company”) completed its acquisition of Snow Time. Pursuant to the terms of the transaction, the Company paid approximately $70 million in cash consideration to the Trusts and issued approximately 1.18 million shares of its common stock to the Trusts at a price of $5.07 per share, for total consideration of approximately $76.0 million.

Pursuant to the “Rule of 3” none of the Trustees deems himself to be the beneficial owner of the shares subject to the Trusts inasmuch as all decisions to vote or dispose of shares held by the Trust require approval of a majority of the Trustees, and such beneficial ownership is thereby disclaimed.

As to the Trusts, although each Trust acquired its shares in the Company in the same transaction and has the same trustees, the Trustees have not agreed to act together as to the shares held by the Trusts and will act in the best interests of the beneficiary of each Trust separately and without consideration of the beneficiaries of the other Trusts, i.e. the Trusts have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the shares of the Company within the meaning of Rule 13d-5(b)(1). Thus, each of the Trusts disclaims beneficial ownership of the shares held by the other Trusts.

Despite the disclaimers of beneficial ownership and group status herein, such that no Reporting Person has beneficial ownership of over 5% of the Company’s outstanding shares, this Schedule 13G is being filed out of an abundance of caution to report the beneficial ownership in the shares by each Trusts and the Trustees thereof.

Percentage rounded to the nearest tenth and based upon 15,227,562 shares of common stock outstanding as of July 19, 2019, as disclosed in the Merger Agreement.

Item 1.

(a)	Name of Issuer
Peak Resorts Inc

(b)	Address of Issuer’s Principal Executive Offices
17409 Hidden Valley Drive Wildwood, MO 63025

Item 2.

(a)	Name of Person Filing
(1)	Romberger Scott W.

(2)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor

(3)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II

(4)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor

(5)	Bradley Leber

(6)	Alex Snyder

(b)	Address of Principal Business Office or, if none, Residence
(1)	Romberger Scott W. 100 Boxwood Lane, Suite 2 York, PA 17402
(2)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor 100 Boxwood Lane, Suite 2 York, PA 17402
(3)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II 100 Boxwood Lane, Suite 2 York, PA 17402
(4)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor 100 Boxwood Lane, Suite 2 York, PA 17402
(5)	Bradley Leber 100 Boxwood Lane, Suite 2 York, PA 17402
(6)	Alex Snyder 100 Boxwood Lane, Suite 2 York, PA 17402

(c)	Citizenship
(1)	Romberger Scott W.: Pennsylvania
(2)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor: Pennsylvania
(3)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II: Pennsylvania
(4)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor: Pennsyvlania
(5)	Bradley Leber: Pennsylvania
(6)	Alex Snyder: Pennsylvania

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
70469L100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	Romberger Scott W.: 1,183,432
(2)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor: 378,698
(3)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II: 426,036
(4)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor: 378,698
(5)	Bradley Leber: 1,183,432
(6)	Alex Snyder: 1,183,432

(b)	Percent of class:
(1)	Romberger Scott W.: 7.80%
(2)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor: 2.50%
(3)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II: 2.80%
(4)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor: 2.50%
(5)	Bradley Leber: 7.80%
(6)	Alex Snyder: 7.80%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	Romberger Scott W.: 0
(2)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor: 378,698
(3)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II: 426,036
(4)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor: 378,698
(5)	Bradley Leber: 0
(6)	Alex Snyder: 0

(ii)	Shared power to vote or to direct the vote:
(1)	Romberger Scott W.: 1,183,432
(2)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor: 0
(3)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II: 0
(4)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor: 0
(5)	Bradley Leber: 1,183,432
(6)	Alex Snyder: 1,183,432

(iii)	Sole power to dispose or to direct the disposition of:
(1)	Romberger Scott W.: 0
(2)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor: 378,698
(3)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II: 426,036
(4)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor: 378,698
(5)	Bradley Leber: 0
(6)	Alex Snyder: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)	Romberger Scott W.: 1,183,432
(2)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor: 0
(3)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II: 0
(4)	Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor: 0
(5)	Bradley Leber: 1,183,432
(6)	Alex Snyder: 1,183,432

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor - oo
Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II - oo
Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor - oo
Scott Romberger - IN
Bradley Leber - IN
Alex Snyder - IN

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Snow Time, Inc.

Date: August 01, 2019	By:	/s/ Scott W. Romberger
Name: Scott W. Romberger

Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Leah R. Naylor

Date: August 01, 2019	By:	/s/ Leah R. Naylor
Name: Leah R. Naylor

Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O S. Chester Naylor, II

Date: August 01, 2019	By:	/s/ S. Chester Naylor, II
Name: S. Chester Naylor, II

Irvin S. Naylor Trust U/D/T dated 12/11/2003 F/B/O Sarah R. Naylor

Date: August 01, 2019	By:	/s/ Sarah R. Naylor
Name: Sarah R. Naylor

Snow Time, Inc.

Date: August 01, 2019	By:	/s/ Bradley Leber
Name: Bradley Leber

Snow Time, Inc.

Date: August 01, 2019	By:	/s/ Alex Snyder
Name: Alex Snyder

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)